Coastal Enters into Option Agreement with Trio Gold on the Hotstone Gold Property

CALGARY, Alberta, January 11, 2012 - Coastal Pacific Mining Corp. (OTCQB: CPMCF) ("Coastal” or the “Company") www.coastalpacificminingcorp.com, announces the conclusion of an Option Agreement to further the Hotstone property (“Property”), located in Greenlaw Township, Ontario, Canada.

On January 6, 2012, the Company, along with D.L. Gibson (the “Optionor”) and Trio Gold Corp, (“Trio”) of Calgary, Alberta, reached an arrangement to Option the Hotstone Gold property.  The new Option Agreement supersedes and replaces the Option Agreement from March 29, 2011 between Coastal and D.L. Gibson.

Under the terms of the new agreement dated January 6, 2012 (“Agreement”), between Coastal, the Optionor and Trio, Trio has the option to earn, upon fulfilling the terms of the Agreement, a 50% interest in the Hotstone Gold Property. Coastal and the Optionor will each maintain a 25% interest in the Property, upon completion of the Option Agreement. Within the terms of the Option agreement, Trio will commit to $1,300,000 in exploration expenditures on the Property and make cash payments of $200,000 to the Optionor.  In addition, the Optionor will be granted a 1% Net Smelter Return (“NSR”) registered to the Hotstone Gold Property.

Coastal and Trio collectively have the option to purchase the Optionor’s 25% interest for $2,000,000 and the registered 1% NSR for a further $1,000,000.

In the event Trio defaults on the agreement, then the option agreement between Gibson and Coastal dated March 29, 2012 will come back into effect. All exploration expenditures and/or cash payments made by Trio will be considered to be contributions by Coastal toward fulfillment of the obligations in the March 29 Option Agreement.

Mr. Joseph Bucci, Coastal President, stated “We are very pleased and excited to have Trio involved with us on the Hotstone Gold Property. It is an excellent opportunity to for the Company to join forces with another experienced mining exploration company that will rapidly move forward towards exploration and development of the Hotstone Property.  This agreement allows Coastal to maximize use of its capital, while maintaining a significant interest in the Property for the Coastal shareholders.”

The Hotstone property is comprised of 4 claim units, totaling approximately 120 hectares, within the Greenlaw Township,, located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada.  The Hotstone property is located in the Swayze Greenstone Belt, which is an extension of the well-known Abitibi Greenstone Belt - home of a number of prolific gold camps, including Kirkland Lake, Matachewan, the famous Porcupine (Timmins) Gold Mining Camp and the emerging West Porcupine Gold Mining Camp. The property is accessible by a gravel road running to the property.

Note that no statement in this release is to be construed to imply there are actual or potential mineral reserves currently identified on the Property.

About Coastal Pacific
Coastal Pacific’s exploration mandate is to explore, develop and mine gold and/or silver-rich resources in North and South America. To successfully realize this mandate, Coastal Pacific will partner with companies having mineral properties suitable for development and production.  Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in later stages of exploration and ready for development. Gold and silver have been used as currency for over 3,000 years.  History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
(403) 612-3001
joebucci@coastalpacificminingcorp.com

Investor Relations
1 (888) 431-1112
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports that may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.

WWW.COASTALPACIFICMININGCORP.COM	Coastal Pacific Mining Corp. 927 Drury Avenue NE, Calgary, Alberta T23 0M3 TOLL FREE: (888) 431-1112 - TEL: (403) 612-3001 - Fax: (403) 313-5449